Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     OPTI Canada Announces Second Quarter 2008 Results

     TSX: OPC

     CALGARY, July 17 /CNW/ - OPTI Canada Inc. (OPTI) announced today the
Company's financial and operating results for the second quarter ended
June 30, 2008.
     The Long Lake Project (the Project) will be the first to use OPTI's integrated OrCrude(TM) process. This proprietary process is designed to position OPTI as a low-cost producer in the oil sands by substantially reducing our reliance on natural gas, while at the same time producing a high quality, sweet synthetic crude (PSC(TM)). Upon achieving full design capacity, the Project is expected to produce approximately 60,000 barrels per day
(bbl/d) of PSC(TM) (30,000 net to OPTI) for over 40 years. OPTI is also advancing its future growth via a multi-stage expansion strategy to reach
180,000 bbl/d of PSC(TM) production capacity net to OPTI.
     Key recent developments include:

     <<
     -   Continued SAGD production ramp-up with declining steam oil ratio
         (SOR) for producing wells;
     -   Completion of approximately 80 percent of Upgrader commissioning in preparation for start-up late in the third quarter of 2008 and production of first PSC(TM);
     -   Establishment of a new first lien revolving debt facility totaling
         $150 million;
     -   Advancing future phases of growth including the advancement of detailed upfront engineering for Phase 2; and
     -   Two new members appointed to the Board of Directors and changes to senior management.
     >>

     "With encouraging reservoir results from our SAGD operations and our
Upgrader nearing operational readiness, we are on-track for start-up of the
Long Lake Project, Canada's fourth integrated oil sands project, "said Sid
Dykstra, President and Chief Executive Officer of OPTI. "We are looking forward to first oil from our OPTI-operated Upgrader and are well positioned for substantial future growth."

     <<
     FINANCIAL SUMMARY
     -------------------------------------------------------------------------
                                     Three months    Six months          Year
                                            ended         ended         ended
                                          June 30,      June 30,  December 31,
     In millions                             2008          2008          2007
     -------------------------------------------------------------------------
     Net loss                             $     8       $    10       $     9
     Total oil sands expenditures(1)          168           429           961
     Working capital(2)                       116           116           271
     Shareholders' equity                 $ 1,799       $ 1,799       $ 1,816
     Common shares outstanding (basic)      195.8(3)      195.8(3)      195.4
     -------------------------------------------------------------------------

     Notes:
     (1) Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
     (2) Includes current portion of interest reserve account.
     (3) Common shares outstanding at June 30, 2008 after giving effect to the exercise of common share options and common share warrants, would be approximately 209.2 million common shares.
     >>

     OVERVIEW

     We are a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day (bbl/d) of steam assisted gravity drainage
(SAGD) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.
The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC(TM)) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West Texas Intermediate (WTI)
crude oil.

     Project Status
     --------------
     Significant progress continues to be made on Phase 1 of the Long Lake
Project, and we expect first production of PSC(TM) late in the third quarter of 2008.
     We continue to inject steam into the reservoir and currently have 35 of
81 well pairs converted to SAGD operation. Production is meeting expectations with oil rates increasing and steam oil ratios (SOR) decreasing. The reservoir is performing well but we have been limited at surface by facility start-up issues that have restricted steam generation. Reliability of surface facilities has been impacted by third party power outages, the recalibration of burner tips on the once-through steam generators and downtime associated with the heat exchangers. These issues have been resolved.
     In late June, there was a failure of the main third party transformer at
Kinosis which required us to shutdown our SAGD facilities. As a result, bitumen production and steam circulation were temporarily suspended.
Production volumes subsequently ramped back up to pre-shutdown levels but this has put us slightly behind our ramp-up schedule.
     At this stage of the ramp-up process, with some of the well pairs turned over to SAGD operation and producing bitumen while others are still circulating steam, the overall SOR is currently ranging between 5.0 and 6.0.
The well pairs that have been converted to SAGD operation are currently producing approximately 13,000 bbl/d or 6,500 bbl/d net to OPTI, at a combined
SOR of about 3.0. Our long term expectation is that the overall SOR will be approximately 3.0.
     We continue to expect to have sufficient bitumen feedstock to start-up the Upgrader later this summer. If the Upgrader is ready for operation in advance of SAGD ramping-up, we have the ability to source outside bitumen. We currently have access of up to 10,000 bbl/d of externally sourced bitumen.
SAGD volumes are expected to continue ramping-up through the remainder of 2008 and reach the full design rate of 72,000 bbl/d in 2009.
     Commissioning of the Upgrader is approximately 80 percent complete and we remain on track for start-up late in the third quarter. Highlights of the second quarter are as follows:

     <<
     -   Pentane has been loaded into the OrCrude(TM) unit for the solvent deasphalting process. Synthetic crude was introduced in the first quarter and circulated to test equipment. The plant is now being readied for heat-up and introduction of bitumen.
     -   Final commissioning activities are underway in the hydrocracker and this unit is essentially ready for start-up. Commissioning is also well advanced in the sulphur facilities including successful circulation of amine throughout the Upgrader and SAGD process units in preparation for start-up.
     -   The roof of the oxygen storage tank that was damaged in the commissioning process in April has been replaced. Reinstallation of the connecting piping and insulation along with tank commissioning is expected to be completed early in the third quarter.
     -   Gasifier control system testing is well advanced, utilizing process fluids to simulate operation. Once this is completed, the individual gasifier trains will be test fired on bitumen residue as the final full-system test prior to unit operation. We expect to begin test firing our gasifiers in August after completion of tank repairs.
     >>

     The cost centres for Phase 1 construction are now closed. Remaining activities to complete the Project include Upgrader start-up, and construction of the steam expansion project and the ash processing unit (APU). Cost pressures are expected to continue to exist on the remaining projects until their completion, however, they are not considered material in the context of overall Project costs. Construction of the steam expansion project is ongoing with start-up expected by the end of the year. Completion of construction and start-up of the APU will occur after the Upgrader has started-up.

     Advancing Future Phases
     -----------------------
     OPTI is well positioned for growth with sufficient current resources to support production volumes of 180,000 bbl/d net to OPTI. We continue to advance up-front engineering and planning for the Phase 2 SAGD and upgrader, with the potential to sanction the integrated project in late 2008. Phase 2 upgrader regulatory approval has already been received. Sanctioning will be dependent on multiple factors including Phase 1 ramp-up performance, regulatory approval for the SAGD portion of the Project, the capital cost estimate, and clarity on regulations pertaining to carbon dioxide (CO(2)) and royalties.

     The Phase 2 upgrader will be located immediately adjacent to the Phase 1
Upgrader which will provide certain efficiencies and optimization opportunities. The configuration will contain the same main processing units, enabling us to benefit from lessons learned during the construction and operation of Phase 1, but with some adjustments to more readily provide the potential for future CO(2) capture.
     Greenhouse gas (GHG) emissions, particularly CO(2), continue to be a key issue facing oil sands developers. The March 2008 policy papers from the federal government provided some clarification on the initial 2007 policy framework regarding the requirements to reduce GHG emissions. The policy papers suggest that Phase 1 of Long Lake operations will be required to reduce its emissions by two percent annually from a baseline to be established after three years of operations, and by 2018 will need to meet a cleaner-fuel standard based on an assumed use of natural gas.
     Future phases of development of the Company's resources are expected to be required to meet targets set at levels of emissions at facilities that employ Carbon Capture and Storage (CCS) technology. The federal government is proposing a number of alternative means of meeting reduction targets, including the implementation of CCS technology, the option to make payments into a technology fund, and an emissions and offset trading system. OPTI is well positioned to meet these requirements as our proprietary OrCrude(TM)
technology with gasification facilitates the capture of CO(2) with the addition of a shift reactor.
     We remain committed to applying innovative and realistic approaches to meet the goals set by government. We see CCS as being an opportunity to reduce emissions from the oil sands, and are currently working with three complementary organizations to help address this issue. We are collaborating with the Alberta Energy Research Institute (AERI) to pursue opportunities for long-term CO(2) capture. We are also members of two Canadian consortiums investigating CCS; the Integrated CO(2) Network (ICO2N), studying transportation and sequestration of CO(2) and the Alberta Saline Aquifer
Project (ASAP), organized to identify deep saline water reservoirs for safe and reliable long-term storage. Recently, the Government of Alberta announced a commitment to invest in CCS development, in conjunction with industry, as part of its climate change action plan. We believe this announcement demonstrates that the provincial government is committed to carbon sequestration as one of the key ways to manage long term CO(2) reduction commitments.

     Corporate Update
     ----------------
     OPTI also announces the appointment of two additional directors and changes in senior management.
     Mr. Bruce Waterman has been appointed as director. Mr. Waterman is the
Senior Vice President, Finance and Chief Financial Officer of Agrium Inc. He
joined Agrium in 2000 and has more than 30 years experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President and
Chief Financial Officer of Talisman Energy Inc. Mr. Waterman holds a Bachelor of Commerce from Queen's University and is a Chartered Accountant.
     Ms. Edythe (Dee) Marcoux has been appointed as director. Ms. Marcoux is a retired executive from the oil industry with extensive experience with several major oil and gas companies including Suncor Inc. She was a consultant to
Ensyn Group Inc. a heavy oil upgrading technology company and is currently a director of Sherritt International Corporation and SNC-Lavalin. Ms. Marcoux
holds an engineering degree, a Masters of Business Administration and an honourary Ph.D., all from Queen's University.
     James Stanford, Chairman of OPTI, noted: "We are very pleased to welcome
Mr. Waterman and Ms. Marcoux to OPTI's Board. They bring extensive oil sands and large project experience as well as broad business and financial expertise."
     Mr. Bill King has been appointed as Vice President of Major Projects. In this capacity Mr. King will have overall responsibility for development and execution of major projects through design, procurement and construction currently focused on Phase 2. He joined OPTI in mid 2004 and most recently held the role of Phase 2 Project Director. Previously he worked with
ConocoPhillips and Gulf Canada and has extensive experience on international onshore and offshore construction projects. Mr. King holds a B.Sc. in Chemical
Engineering from the University of Alberta.
     Mr. David Schleen has been appointed Director, Project Development, responsible for managing the development of future phases through conceptual development and initial planning. He joined OPTI in mid 2002 and most recently was Vice President of Major Projects and prior to that Project Director for
Phase 1.
     Mr. Jamey Fitzgibbon, OPTI's Vice President, Resource Development has
resigned to pursue a new opportunity.

     CAPITAL EXPENDITURES

     Our financial condition to date has been affected primarily by capital expenditures in connection with the construction and commissioning of the
Project, related financings and the development of future phases. The table below identifies expenditures incurred by us in the referenced periods for the
Project, other oil sands activities and other capital expenditures.

     <<
     -------------------------------------------------------------------------
                                     Three months    Six months          Year
                                            ended         ended         ended
                                          June 30,      June 30,      Dec. 31,
     In millions                             2008          2008          2007
     -------------------------------------------------------------------------
     Long Lake Project - Phase 1
       Upgrader                           $    72       $   178       $   529
       SAGD                                    40            99           282
       Sustaining capital and capitalized
        operations                             21            61            54
     -------------------------------------------------------------------------
     Total Long Lake Project                  133           338           865
     Other oil sands activities                35            91            96
     -------------------------------------------------------------------------
     Total oil sands expenditures             168           429           961
     Capitalized interest                      42            79           130
     Other capital expenditures                17            10            17
     -------------------------------------------------------------------------
     Total cash expenditures                  227           518         1,108
     Non-cash capital charges                  22            39          (212)
     -------------------------------------------------------------------------
     Total capital expenditures           $   249       $   557       $   896
     -------------------------------------------------------------------------
     >>

     During the three months ended June 30, 2008 we incurred capital expenditures of $249 million. Phase 1 expenditures of $133 million were primarily related to the commissioning of the Upgrader and ongoing construction of the steam expansion project. Sustaining capital related primarily to resource delineation for future Phase 1 well pads. We plan to capitalize net operations for SAGD until the commencement of commercial operations of the Upgrader. During the second quarter, our share of the net
SAGD operations was a net cost of $2 million. The SAGD operating results during the quarter were comprised of Premium Synthetic Heavy (PSH) sales of
$78 million, power sales of $7 million, operating costs of $34 million, diluent consumed of $48 million and transportation costs of $1 million. In addition to these net operating costs, we purchased $10 million of diluent that remains in project inventory.
     The expenditures of $35 million for other oil sands activities during the period related to engineering costs and our winter drilling program for future phases. The other capital expenditures of $17 million includes a $4 million realized loss related to our US$200 million foreign exchange forward contract and $13 million for inventories of materials and spare equipment. The
$22 million of non-cash capital charges related primarily to an unrealized hedging loss of $33 million related to the cross currency interest rate swap, offset by a net $11 million capitalized foreign exchange gain with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash.

     <<
     RESULTS OF OPERATIONS

     Three months and six months ended June 30, 2008
     -----------------------------------------------

     -------------------------------------------------------------------------
                       Three months  Three months    Six months    Six months
                              ended         ended         ended         ended
                            June 30,      June 30,      June 30,      June 30,
     In millions               2008          2007          2008          2007
     -------------------------------------------------------------------------
     Interest income        $   1.4       $   2.5       $   3.4       $   7.6
     General and
      administrative            4.1           3.4           8.3           6.5
     Financing charges          0.9           0.8           0.9           0.8
     Loss on commodity
      contracts                 6.2           0.9           5.3           1.7
     Amortization and
      accretion                 1.0           0.4           1.9           0.8
     -------------------------------------------------------------------------
     >>

     (x) Interest Income

     For the three months ended June 30, 2008 interest income decreased to
$1.4 million from $2.5 million in the corresponding period in 2007. For the six months ended June 30, 2008 interest income decreased to $3.4 million from
$7.6 million in the corresponding period in 2007. For the three months and the six months ended June 30, 2008 the decrease was due to a decrease in average cash and cash equivalent balances as well as lower interest rates on investments.

     (x) General and Administrative (G&A) Expenses

     For the three months ended June 30, 2008 G&A expenses increased to
$4.1 million from $3.4 million in the corresponding period in 2007. For the six months ended June 30, 2008 G&A expenses increased to $8.3 million from
$6.5 million in the corresponding period in 2007. The increase for the three and six month period is due to higher levels of corporate staffing, and in the first quarter, to one-time incremental costs associated with registration of our senior secured notes.
     (x) Financing Charges

     For the three and six months ended June 30, 2008 financing charges were
$0.9 million. Financing charges relate to the issuance of new debt facilities.

     (x) Loss on Commodity Contracts

     For the three months ended June 30, 2008 we had a loss of $6.2 million compared to a loss of $0.9 million in the corresponding period in 2007. For the six months ended June 30, 2008 we had a loss of $5.3 million compared to a loss of $1.7 million in the corresponding period in 2007. The loss in 2008 was due to a reduction in the fair value estimate of our commodity contracts resulting from an increase in the forward price of WTI at June 30, 2008 compared to the time of execution. During the quarter, spot prices for WTI increased from approximately $100 per barrel at the beginning of the quarter to approximately $140 per barrel at the end of the quarter. Virtually all of the loss was unrealized.

     (x) Amortization and Accretion Expenses

     For the three months ended June 30, 2008 amortization and accretion expenses were $1.0 million compared to $0.4 million in 2007. For the six months ended June 30, 2008 amortization and accretion expenses were
$1.9 million compared with $0.8 million in the same period in 2007. For the three months and six months ended June 30, 2008 the expense was primarily related to the amortization of corporate assets.

     (x) Cross Currency Swaps

     OPTI is exposed to foreign exchange rate risk on our U.S. dollar denominated debt. To partially mitigate this exposure, we have entered into
US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. The fair value adjustment has been capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps decreased during the period primarily due to a decline in the U.S. interest rates relative to those in Canada. As a result, OPTI has capitalized a loss in relation to the swaps of $34 million during the three months ended June 30, 2008. The current value of the cross currency swaps is a loss of $50 million.

     <<
     SUMMARY FINANCIAL INFORMATION

     -------------------------------------------------------------------------
     In millions except          2008                        2007
      per share amounts       Q2       Q1       Q4       Q3       Q2       Q1
     -------------------------------------------------------------------------
     Interest income      $    1   $    2   $    3   $    3   $    2   $    5
     Net earnings (loss)      (8)      (2)       6      (13)      (2)       -
     Earnings (loss) per
      share, basic and
      diluted             $(0.04)  $(0.01)  $ 0.03   $(0.07)  $(0.01)  $    -
     -------------------------------------------------------------------------

     -------------------------------------
     In millions except          2006
      per share amounts       Q4       Q3
     -------------------------------------
     Interest income      $    4   $    3
     Net earnings (loss)     (11)      (1)
     Earnings (loss) per
      share, basic and
      diluted             $(0.06)  $    -
     -------------------------------------
     >>

     Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the second quarter of 2008 we had a loss of $8 million, primarily due to an unrealized loss of $6 million on our commodity contracts.

     SHARE CAPITAL

     At June 30, 2008 OPTI had 195,843,126 common shares, 7,400,616 common share options, and 5,991,000 common shares issuable pursuant to warrants outstanding. The common share options have a weighted average exercise price of $13.32 per share and the warrants have an exercise price of $14.75 per share.
     At June 30, 2008, including instruments where the option to exercise resides with the holder, OPTI's fully diluted shares outstanding were
209,234,742. This fully diluted number includes common shares outstanding, shares issuable pursuant to common share options and common share warrants, but does not include shares issuable pursuant to call obligations. Effective
June 30, 2008 the call obligations expired and no shares were issued pursuant to this arrangement.

     LIQUIDITY AND CAPITAL RESOURCES

     Liquidity
     ---------
     Commercial operations of the Upgrader are planned to commence late in the third quarter of 2008. During the second quarter of 2008 we funded our capital expenditures from existing working capital and borrowings under our existing credit facility. This will continue until Upgrader start-up. After Upgrader start-up, operating cash flow is expected to fund a portion of our capital expenditures.
     For the three months ended June 30, 2008 cash used by operating activities was $3 million, cash provided by financing activities was
$288 million and cash used in investing activities was $221 million. This resulted in an increase in cash and cash equivalents during the period of
$63 million. Our long-term debt consists of US$1,750 million of senior secured notes, a $500 million revolving credit facility and a $150 million revolving credit facility. At June 30, 2008, $362 million had been drawn on the
$500 million revolving credit facility.

     Capital Resources
     -----------------
     At June 30, 2008 our capital resources included total working capital of
$116 million and the available portion of our revolving credit facilities.
Working capital is comprised of cash and short-term investments of
$205 million, the interest reserve account of $72 million and accounts payable and accrued liabilities (net of accounts receivable) of $162 million. We expect the interest reserve account, which can only be used to pay interest on the senior secured notes, to be sufficient for interest payments in respect of the notes until December 15, 2008. A new first lien revolving debt facility was established during the second quarter in the amount of $150 million. There are no amounts owing on the new facility. Other than maturity date and amount, terms and conditions are the same as the existing $500 million revolving credit facility. At June 30, 2008, $362 million was owing on the $500 million revolving credit facility.
     The cost centres for Phase 1 construction are now closed. Cost pressure exists on the three remaining projects, but it is not expected to be material to the overall project cost. We have incurred approximately $6 billion
($3 billion net to OPTI) in cumulative expenditures to June 30, 2008 in relation to this estimate. Our share of costs for the remaining three projects after consideration of cost pressure is expected to be in the range of $50 to
$100 million.
     The Company is currently fully funded to the planned start-up of the
Upgrader in the third quarter. Funding needs during start-up are primarily related to commissioning and start-up costs, and payment of accounts payables and accrued liabilities related to the completion of Phase 1 construction.
     We have common share warrants outstanding that entitle the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. The warrants expire in November 2008. Should all holders of these outstanding warrants choose to fully exercise their options, it would result in gross proceeds to us of approximately $88 million.
     Effective June 30, 2008 our $202 million of call obligations at an exercise price of $2.20 per share expired without being exercised. The call obligations consisted of unconditional and irrevocable call options whereby we, at our option, could require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation.
     Upon the commencement of commercial operations of the Upgrader we expect to generate positive operating cash flows which will play an integral part in the financing of the expenditures associated with our multi-stage expansion plans. Total cash flow from the Project in the third quarter of 2008 will be impacted by many factors including, but not limited to, the final cost of the
Project, timing of commencement of operations, the rate of ramp-up of the SAGD operation and Upgrader during the start-up phase, as well as oil and natural gas prices.
     We continue to advance up-front engineering and planning for Phase 2.
Both Phase 2 and future phase development are expected to require additional debt and or equity over and above operating cash flows.

     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     Commitments for contracts and purchase orders related to project development are $37 million.
     During the three months ended June 30, 2008 our long-term debt increased by $282 million due to borrowings under our $500 million revolving credit facility.

     CONFERENCE CALL

     We will hold a conference call at 6:30 a.m. MDT (8:30 a.m. EDT) on
Thursday, July 17, 2008 to review our second quarter results and progress on the Long Lake Project. Sid Dykstra, President and Chief Executive Officer,
will host the call. To participate in the conference call, dial:

     <<
                  (800) 732-9303 (North American Toll-Free)
                  (416) 644-3416 (Alternate)
     >>

     Please reference the OPTI Canada conference call with Sid Dykstra when speaking with the conference call operator.
     A replay of the call will be available until July 24, 2008, inclusive. To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode
21277599, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay through October 15, 2008. The webcast may also be accessed at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2330020.

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     FORWARD-LOOKING STATEMENTS

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate,"
"estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 05:00e 17-JUL-08